                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                      AMERICAN PRECISION INDUSTRIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

      SERIES A SEVEN PERCENT (7%) CUMULATIVE CONVERTIBLE PREFERRED STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                        #029069-10-0 for common stock
                        -----------------------------
                                 (CUSIP Number)









 STANELY WEISS, ESQ., 80 MAIN STREET, WEST ORANGE, N.J. 07052 (201) 736-1815
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 JULY 8, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D/A-1

---------------------------------------------                                           --------------------------------------------
CUSIP NO. 029069-10-1 for common stock                                                                          PAGE 2 OF 7 PAGES
---------------------------------------------                                           --------------------------------------------
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
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              INTER SCAN HOLDING LTD.
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) /  /
                                                                                     (b) /X /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              00
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              SWITZERLAND
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                                   7       SOLE VOTING POWER
                                           20,000 shares (100%) of Series A Seven Percent (7%) Cumulative Convertible Preferred
                                           Stock convertible into 1,244,485 shares (14.428%) of Common Stock-as directed by
                                           Issuer's Board of Directors for three years
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH                        20,000 shares (100%) of above Series A Preferred Stock convertible into 1,244,485 shares
                                           (14.428%) of Common Stock, subject to Issuer's right of first refusal for three years.
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              20,000 shares of above Series A Preferred Stock
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              100%
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    14        TYPE OF REPORTING PERSON*

                  CO
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D/A-1

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CUSIP NO. 029069-10-1 common stock                                                                               PAGE 3 OF 7 PAGES
---------------------------------------------                                           --------------------------------------------
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
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              HOLGER HJELM, AS ULTIMATE BENEFICIAL OWNER OF ALL SHARES OF INTER SCAN HOLDING LTD.
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) /  /
                                                                                     (b) /x /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                   00
------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              SWEDEN
------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER
                                           20,000 shares (100%) of Series A Seven Percent (7%) Cumulative Convertible Preferred
                                           Stock convertible into 1,244,485 shares (14.428%) of Common Stock - as directed by -
                                           Issuer's Board of Directors for three years
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH                        20,000 shares (100%) of above Series A Preferred Stock convertible into 1,244,485 shares
                                           (14.428%) of Common Stock, subject to Issuer's right of first refusal for three years.
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              20,000 shares of above Series A Preferred Stock
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   100%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

                   IN
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    2 of 7

                               SCHEDULE 13D/A-1
                               ----------------

                                                             PAGE 4 OF 7 PAGES
                                                             -----------------


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS
------------------------------------------

         Appendix A - Amended and Restated Stock Purchase Agreement by and among Inter Scan Holding Ltd., Portescap and API Portescap Inc., American Precision Industries Inc. dated July 3, 1997
                      Exhibit 1.2(a)(i) - Terms of Convertible Preferred Stock
                      Exhibit 1.2(a)(ii) - Form of Exchangeable Promissory Note
                      Exhibit 5.1(d)(1) - Shareholder Agreement
                      Exhibit 5.1(d)(2) - Registration Agreement

         Appendix B - Power of Attorney from Inter Scan Holding Ltd.

         Appendix C - Power of Attorney from Holger Hjelm

                               SCHEDULE 13/A-1

CUSIP# 029069-10-1 COMMON STOCK                              PAGE 5 OF 7 PAGES
-------------------------------                              -----------------

SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 1997                                        /s/ James J. Tanous
-------------                                        -----------------------
                                                     James J. Tanous, Esq.

                                                     Attorney at Law
                                                     ---------------

                               SCHEDULE 13D/A-1
                               ----------------

CUSIP# 029069-10-1 COMMON STOCK                               PAGE 6 OF 7 PAGES
-------------------------------                               -----------------


                              POWER OF ATTORNEY

                        FOR EXECUTING FORMS 3, 4 AND 5
                                     AND
                                 SCHEDULE 13D

Know all by these presents, that the undersigned hereby constitutes and appoints each of Stanley Weiss, James J. Tanous and Deborah K. Pawlowski, signing singly, its true and lawful attorney-in-fact, with respect to the undersigned's status as a holder of more that 10% of the voting securities of American Precision Industries Inc., to:

(1) execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, and Schedule 13D, and any amendments thereto, in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rule thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3, 4 or 5 and any such Schedule 13D and any amendments thereto and the timely filing of such form and Schedule with the United States Securities and Exchange Commission, the New York Stock Exchange and any other authority, and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned;

it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13(d) of the Securities Exchange Act of 1934.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of July 1997.


                                Inter Scan Holding Ltd.

                                By /s/ Dr. Rudolf Heiz
                                  ------------------------
                                Dr. Rudolf Heiz

                                By /s/ Max E. Huber
                                  ------------------------
                                Max E. Huber

                               SCHEDULE 13D/A-1
                               ----------------

CUSIP#029069-10-1 COMMON STOCK                              PAGE 7 OF 7 PAGES
------------------------------                              -----------------

                              POWER OF ATTORNEY

                        FOR EXECUTING FORMS 3,4 AND 5
                                     AND
                                 SCHEDULE 13D

        Know all by these presents, that the undersigned hereby constitutes and appoints each of Stanley Weiss, James J. Tanous and Deborah K. Pawlowski, signing singly, its true and lawful attorney-in-fact, with respect to the undersigned's status as a director of American Precision Industries Inc. and potential beneficial owner of more than 10% of the voting securities of American Precision Industries Inc., to:

(1) execute for and on behalf of the undersigned Forms 3,4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, and Schedule 13D, and any amendments thereto, in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rule thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3,4 or 5 and any such Schedule 13D and any amendments thereto and timely filing of such form and Schedule with the United States Securities and Exchange Commission, the New York Stock Exchange and any other authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned;

it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

        The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his/her substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13(d) of the Securities Exchange Act of 1934.

        IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of July 1997.



                                              By  /s/ Holger Hjelm
                                                -----------------------
                                                Holger Hjelm